UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-10582
CUSIP NUMBER 68557N 103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	December 31, 2015

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orbital ATK, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

45101 Warp Drive
Address of Principal Executive Office (Street and Number)

Dulles, Virginia 20166
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orbital ATK, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Company to complete its Transition Report on Form 10-K for the nine-month transition period ended December 31, 2015 (the “2015 Form 10-K”) to allow the Company to finalize its review of the accounting and internal control matters described below and to complete the Company’s associated closing process.

As reported in the Company’s Item 4.02(a) Current Report on Form 8-K filed on February 29, 2016, on February 27, 2016, the audit committee of the board of directors (the “Audit Committee”) and management of the Company, after discussions with PricewaterhouseCoopers LLP (“PwC”), the Company’s independent registered public accounting firm, concluded that the consolidated financial statements for the quarterly periods ended July 5, 2015 and October 4, 2015 (the “Restated Quarters”) which are included in the Company’s Quarterly Reports on Forms 10-Q for such periods should no longer be relied upon and will be restated.

The restatement of the Company’s consolidated financial statements for the Restated Quarters (the “Restatement”) is primarily a result of a non-cash error in the application of purchase accounting with respect to a limited number of long-term contracts, which are accounted for under the percentage-of-completion method.

A tabular summary of the impact of the Restatement, which is inclusive of other individually immaterial adjustments, is included in the Company’s Item 4.02(a) Current Report on Form 8-K filed on February 29, 2016.

The Restatement did not have a material impact on the Company’s consolidated financial statements for the quarter and fiscal year ended March 31, 2015 nor does the Company anticipate a material impact on its  consolidated financial statements for the nine-month transition period ended December 31, 2015 or the quarter ended December 31, 2015 when reported.  The Restatement did not have a negative impact on the Company’s operating cash flow, cash balances or backlog as of and for the Restated Quarters.

The Company intends to file as soon as practicable restated condensed consolidated financial information for the Restated Quarters in the Company’s 2015 Form 10-K.  Based on the information regarding the Restated Quarters that the Company intends to include in its 2015 Form 10-K, the Company does not intend to file amendments to the Company’s Quarterly Reports on Form 10-Q for the quarterly periods July 5, 2015 and October 4, 2015. The effect of the restatement will also be reflected in the Company’s Form 10-Q filings for the second and third quarters of 2016.

The Restatement is primarily a result of an error in the application of purchase accounting with respect to a limited number of long-term contracts which are accounted for under the percentage-of-completion method.  For accounting purposes, the Company was the accounting successor in its merger with Orbital Sciences Corporation (“Orbital”).

After the merger, the Company determined in the Restated Quarters to continue to account for Orbital’s percentage-of-completion contracts based on the inception date of each contract.  At the time, the Company believed that this was the appropriate accounting treatment under Generally Accepted Accounting Principles in the United States of America (“GAAP”) and was consistent with industry practice.

In February 2016, during the course of the year-end close process, the Company, after discussions with PwC, concluded that the correct way to account for Orbital’s percentage-of-completion contracts under GAAP is to “reset” the estimate to completion as of the acquisition date.  This means that the Company’s accounting for these contracts would be based on the Company’s estimate of remaining effort on such contracts at the acquisition date instead of the inception date of the contract.

The Company is assessing how the underlying accounting errors that caused the Restatement may affect its conclusion on internal control over financial reporting and disclosure controls and procedures as of December 31, 2015 and expects to conclude it had a material weakness as of that date as a result of the adjustments to the Restated Quarters. The Company will report on its conclusion regarding the effectiveness of the Company’s internal control over financial reporting in the  2015 Form 10-K.

The Company expects that it will file the 2015 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

Forward Looking Statements

Certain matters discussed in this filing constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such forward-looking statements include statements regarding materiality or significance, the quantitative effects of the restated and other financial statements, and the timing of the filing of the 2015 Form 10-K. The Company cautions you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results, as well as the Company’s expectations regarding materiality or significance, the restatement’s quantitative effects, and the effectiveness of the Company’s internal control over financial reporting, to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional information may arise prior to the expected filing with the Securities and Exchange Commission (“SEC”) of the 2015 Form 10-K, the preparation of the Company’s restated financial statements or other subsequent events that would require us to make additional adjustments, as well as inherent limitations in internal controls over financial reporting. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including its Annual Reports on Form 10-K. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garrett E. Pierce	703	406-5000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its earnings for the nine month transition period ended December 31, 2015 will be consistent in all material respects with the amounts reported in the Company’s press release announcing the Company’s earnings for the quarter and calendar year ended December 31, 2015 which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 29, 2016.

Orbital ATK, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2016	By	/s/ Garrett E. Pierce
Chief Financial Officer